Office of the Corporate Secretary
Suite 920 Gulf Canada Square
401 - 9th Avenue SW
Calgary Alberta T2P 4Z4
Tel (403) 319-6171 Fax (403) 319-6770
Canadian Pacific Railway
March 22, 2006
Alberta Securities Commission
Dear Sirs:
EXHIBIT TO CANADIAN PACIFIC RAILWAY LIMITED CONSOLIDATED FINANCIAL
STATEMENTS FOR PERIOD ENDED DECEMBER 31, 2005

Pursuant to section 8.4 of National Instrument 44-102 Shelf Distributions, attached are updated earnings coverage calculations for the period ended December 31, 2005. This information is provided in connection with the filing by Canadian Pacific Railway Limited (“CPRL”) of its comparative consolidated financial statements for the twelve months ended December 31, 2005 and in relation to the base shelf prospectus of Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, dated May 6, 2004, relating to the offering by Canadian Pacific Railway Company of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalent in any other currency.
Yours truly,
CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(signed) “Donald F. Barnhardt”
Donald F. Barnhardt
Corporate Secretary

UPDATED EARNINGS COVERAGE RATIOS
The following ratios are provided in connection with Canadian Pacific Railway Company’s base shelf prospectus, dated May 6, 2004, relating to the offering of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalent in any other currency, and are based on CPRL’s consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

Interest coverage ratios	December 31	December 31
(times)
	2005	2004

Interest coverage on long-term debt

Interest coverage on long-term debt before other specified items
and foreign exchange on long-term debt	4.7	3.4

Interest coverage on long-term debt after other specified items and
foreign exchange on long-term debt	4.8	3.5

Net tangible asset coverage on long-term debt
Before the effect of future income taxes	3.0	2.6

After the effect of future income taxes	2.5	2.2